FOR IMMEDIATE RELEASE

Contact: Larry Dennedy
         MacKenzie Partners, Inc.
         (212) 929-5239




                          ALLIANCE STANDARD III OFFERORS ANNOUNCE EXPIRATION OF
                                TENDER OFFER FOR COMMON STOCK OF SECURITY
                                  INVESTMENTS GROUP, INC., NO PRORATION


         New York, New York, March 3, 1998 -- Alliance Standard III L.L.C. and Alliance Standard III Corp. announced today that their tender offer for shares of the common stock of Security Investments Group, Inc., expired at midnight on February 26, 1998, and they have received tenders for an aggregate of approximately 296,533 shares, including shares tendered by notices of guaranteed delivery. They announced that they will accept for payment all shares tendered, without proration, subject to final verification of the validity of tenders.

         According to publicly available information in 1997, there are a total of approximately 4,715,900 shares of common stock of Security Investments Group, Inc. outstanding. The Alliance Standard III offerors would hold approximately 6.3% of the outstanding shares, if all tenders are finally determined to have been validly made.

         The final count of shares validly tendered is subject to verification of the validity of tenders and deliveries pursuant to notices of guaranteed delivery.

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